MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street	Telephone: (604) 689-1022
Vancouver, B.C.	Facsimile: (604) 681-4760
V6Z 1S4 CANADA	Email: info@wlmlaw.ca
Email: wmacdonald@wlmlaw.ca
Email: svirani@wlmlaw.ca
Email: lkowan@wlmlaw.ca

Reply Attention of	William Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	28715-0001 / @BCL@C80C4203.DOC

February 20, 2009

VIA FAX AND EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Karl Hiller
Branch Chief

Dear Sirs:

Re:	Cheetah Oil & Gas Ltd.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed May 15, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 13, 2008
Response letter dated October 27, 2008
File No. 000-26907

We are the solicitors for the Company. We refer to your letter of December 9, 2008 addressed to the Company with your comments on the Company's Form 10-KSB for fiscal year ended December 31, 2007, filed May 15, 2008 and Form 10-Q for fiscal quarter ended September 30, 2008, filed November 13, 2008. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Financial Statements, page 22

Statement of Operations, page 26

1.

We note that your response to prior comment 2, indicating that the difference between the $14,235,365 cumulative loss for the period from inception to December 31, 2007 that is reported in your Statements of Operations and the corresponding amount reported for the same period in the Statement of Cash Flows represents a transitional adjustment to the beginning balance in the amount of $150,000. We do not envision an explanation that would adequately support reporting different amounts for the same measure, covering the same period, within your financial statements. We reissue our prior comment 2.

We agree with your comment and have drafted changes to the audited Statements of Operations, Statements of Cash Flows and Statements of Stockholders’ Equity for review by our auditors recording $150,000 in the current year, since the Company consented to final judgment on July 9th, 2007. The action was initiated on April 19, 2006 when Cheetah was named as a defendant in an action taken by Gryphon Master Fund L.P. and GSSF, two institutional investment funds who participated in a private placement that closed on May 26, 2005. The drafted changes have the same measure, covering the same period, within our financial statements.

Note 5 – Dilution of Cheetah Oil & Gas (B.C.) Limited

2.

We not that your response to prior comment 4, regarding your decision to not separately report activity associated with discontinued operations, stating that the disposal of a 90% interest in Cheetah BC was recorded as a “dilution” rather than “the disposal as discontinued operations” due to the fact that you still hold a 10% interest in this entity.

However, you have not identified any supporting authoritative guidance, nor have you offered any explanation about why the guidance in paragraph 42 of SFAS 144 would not apply. We do not see how your characterization of the event as dilution diminishes the importance of reporting discontinued operations.

If you have accounted for the disposal as a capital transaction, in addition to addressing the presentation issue outlined above, please identify the accounting literature that you have relied upon in formulating this methodology and provide a schedule showing the outstanding shares of Cheetah BC before and after the event, clarifying the extent to which new shares were issued to complete the transaction.

Please submit a schedule showing the activity associated with Cheetah BC that is included in your financial statements for each period. We reissue our prior comment 4.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

We agree with your comments and have drafted changes to the audited statement of operations and statement of cash flows for Cheetah Nevada for review by our auditors recording the 90% sale as “the disposal as discontinued operations”.

Note 11 – Advance Payable

3.

We have read your response to prior comment 5, concerning the accrued interest payable that you report in the equity section of the balance sheet as “shares to be issued.” You clarify that you had entered into an agreement with the debtors in December 2007 to accept shares for the interest due, but had not issued the shares as of the end of the period. However, you have not explained how the arrangement constitutes an extinguishment of the liability as of the end of the reporting period. Please submit your explanation along with a copy of the executed agreement. We reissue our prior comment 5.

We agree with your comment and have drafted changes for approval by our auditors to the audited Balance Sheet moving the interest payable from the equity section “shares to be issued” to Interest and penalties payable in the liabilities section.

With respect to your conversation with a representative of the Company, we understand that the Company has been granted an extension until March 31, 2009 to address comments 1 through 3. The Company intends to first complete its December 31, 2008 audit and once finalized to file the necessary audited changes to the 2007 financial statements relating to the 3 responses.

Controls and Procedures, page 49

4.	We have your response to our prior comment 6, regarding the missing disclosure about internal control over financial reporting and have the following observations…

(a)

The revisions you propose include the statement “…management conducted an evaluation of the effectiveness of our internal control over financial reporting as of the evaluation date…” Please further revise your disclosure to clearly indicate the date as of which the evaluation was conducted, as required by Item 308(a)(3) of Regulation S-B.

(b)

We note your statement that there have been no significant changes in your internal controls or other factors that could significantly affect these controls subsequent to the evaluation date. The guidance in Item 308(c) of Regulation S- B, requires that you address changes that occurred during the last fiscal quarter, rather than subsequent to the evaluation. Please revise accordingly.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

(c)	We see your proposed disclosure stating that internal control over financial reporting was not effective “… due to our failure to provide management’s report on internal control over financial reporting.”

While not disclosing management’s report on internal controls over financial reporting indicates that disclosure controls and procedures were not effective, the other material weaknesses described appear to be more closely associated with a determination that internal control over financial reporting was not effective.

Please revise to clarify how the disclosure problem and various material weaknesses related to your conclusions on the effectiveness of disclosure controls and procedures and internal control over financial reporting.

The section on Controls and Procedures has now been updated in accordance with your comments.

Form 10-Q for the Quarter Ended September 30, 2008

Controls and Procedures, page 21

5.

We note that although you concluded that that both disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2007; and that disclosure controls and procedures were not effective as of March 31, 2008; you concluded that both disclosure controls and procedures and internal controls over financial reporting were effective as of June 30, 2008. We see that you similarly conclude on disclosure controls and procedures as of September 30, 2008. However you also indicate that there have been no meaningful changes in your internal controls over financial reporting. Please expand your disclosure to explain how you have resolved the material weaknesses identified at December 31, 2007 and March 31, 2008.

Although our disclosure control and procedures and internal controls and procedures still contained material deficiencies as at June 30, 2008 and September 30, 2008, our management concluded that our disclosure control and procedures and internal controls and procedures were effective, as the two concepts are not mutually exclusive. For the periods ended June 30 and September 30, 2008 the Company had very little in active operations. As such, its controls and procedures were effective for these periods, even with the existence of the noted deficiencies.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

We look forward to the receipt of any further comments which you may have in regard to the Amended Form 10-KSB shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ William L. Macdonald
William L. Macdonald

/lk